SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

March 30, 2020

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

Building 5, Croxley Park,
Hatters Lane, Watford, Hertfordshire, WD18 8YE,
England

(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Smith+Nephew Annual General Meeting update
30 March 2020

Smith+Nephew (LSE:SN, NYSE:SNN), the global medical technology business,  announces the following changes to the format of its Annual General Meeting (AGM) to be held at 2:00pm on Thursday, 9 April 2020.

Further to UK Government instructions issued on Monday, 23 March 2020 and the closure of the venue until further notice, Shareholders must not attend the AGM in person.

The AGM will be convened with the minimum necessary quorum of two shareholders (which will be facilitated by Smith+Nephew). All valid proxy votes (whether submitted electronically or in hard copy form) will be included in the poll to be taken at the meeting.

Shareholders are urged to register their proxy appointment electronically via Smith+Nephew's Registrar's website at www.investorcentre.co.uk/eproxy by 2.00pm on Tuesday, 7 April 2020. If shareholders prefer to return a hard copy Form of Proxy, they should do so in accordance with the instructions on the Form, which was distributed with the Notice of Meeting. Where necessary, you should contact the registered shareholder (the custodian or broker) who looks after your investments in the Company on your behalf, in order to vote your shares.

The Board recommends voting in favour of all the resolutions contained in the Notice of AGM as, in the Board's opinion, they are in the best interests of the Company and its shareholders as a whole.

The Board understands that beyond voting on the formal business of the meeting, the AGM also serves as a forum for shareholders to raise questions and comments to the Board.

Therefore, following the AGM, the Board will hold an Audiocast meeting at 3:00pm on Thursday, 9 April 2020 for registered shareholders and their corporate representatives or proxies. This will include a short presentation from Roland Diggelmann, Chief Executive Officer and then Roberto Quarta, Chair of Smith & Nephew plc, who will respond to questions submitted prior to the meeting.

Registered shareholders may submit their questions by email to Company.Secretary@smith-nephew.com.

The dial-in and login details in order to attend the Audiocast meeting are being sent directly to registered shareholders.

The presentation will also be available on the Smith+Nephew website after the meeting.

Enquiries

Investors
Andrew Swift                                                                   +44 (0) 1923 477433
Smith+Nephew

Media
Charles Reynolds                                                             +44 (0) 1923 477314
Smith+Nephew

Susan Gilchrist / Ayesha Bharmal                                     +44 (0) 207404 5959 Brunswick

About Smith+Nephew
Smith+Nephew is a portfolio medical technology business that exists to restore people's bodies and their self-belief by using technology to take the limits off living. We call this purpose 'Life Unlimited'. Our 17,500+ employees deliver this mission every day, making a difference to patients' lives through the excellence of our product portfolio, and the invention and application of new technologies across our three global franchises of Orthopaedics, Advanced Wound Management and Sports Medicine & ENT. Founded in Hull, UK, in 1856, we now operate in more than 100 countries, and generated annual sales of $5.1 billion in 2019. Smith+Nephew is a constituent of the FTSE100 (LSE:SN, NYSE:SNN). The terms 'Group' and 'Smith+Nephew' are used to refer to Smith & Nephew plc and its consolidated subsidiaries, unless the context requires otherwise.

For more information about Smith+Nephew, please visit www.smith-nephew.com and follow us on Twitter, LinkedIn, Instagram or Facebook.

Forward-looking Statements
This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith+Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers; competition for qualified personnel; strategic actions, including acquisitions and dispositions, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith+Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith+Nephew's most recent annual report on Form 20-F, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith+Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith+Nephew are qualified by this caution. Smith+Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith+Nephew's expectations.

◊ Trademark of Smith+Nephew. Certain marks registered US Patent and Trademark Office.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: March 30, 2020

By: /s/ Susan Swabey
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                                                                                                                              Susan Swabey
                                                                                                                      Company Secretary